

A LETTER TO THE STOCKHOLDERS OF HUNTSMAN CORPORATION

February 10, 2022

WE NEED YOUR SUPPORT – PROTECT AND ENHANCE YOUR INVESTMENT BY VOTING ON THE <u>BLUE</u> PROXY CARD <u>TODAY</u>

Dear Fellow Stockholders,

We are asking for your support to elect four new, highly-qualified directors to the Huntsman Corporation ("Huntsman" or the "Company") Board of Directors (the "Board") at the upcoming 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting"). Stockholders have suffered through years of failed operational execution and long-term stock price underperformance. We need a Board that is willing to hold management accountable and is committed to maximizing value for all stockholders. We have proposed a diverse slate of experienced chemical executives and seasoned public company board members, including James L. Gallogly, Sandra Beach Lin, Susan C. Schnabel and Jeffrey C. Smith, who we believe will meaningfully improve accountability and demand operational excellence at Huntsman. Please vote on the enclosed **BLUE** proxy card to protect and enhance your investment. We, as Huntsman stockholders, deserve a Board that is fully committed to representing the best interests of ALL stockholders.

Please VOTE the BLUE CARD

Our Proxy Statement and our BLUE proxy card are available at
<u>www.shareholdersforhuntsman.com</u>

Starboard Value LP (together with its affiliates, "Starboard" or "we") currently owns approximately 8.6% of the outstanding common stock of Huntsman, making us the Company's second largest stockholder. Our interests are directly aligned with yours and our sole focus is to drive significant long-term value creation for the benefit of all Huntsman stockholders.

By way of background, Starboard is a New York-based investment management firm with approximately $8.5 billion under management that has a long and successful history of investing in underperforming companies and helping these companies drive significant operational, financial, and strategic improvements. We also have a long history of identifying high-quality board members, having added or replaced 281 corporate directors on 80 boards over the past 18 years. Please visit our website at <u>www.starboardvalue.com</u> to learn more about who we are.

WE BELIEVE HUNTSMAN IS A GREAT COMPANY WITH GREAT ASSETS THAT DESERVES TO PERFORM BETTER

We are incredibly excited by our investment in Huntsman because of the Company's strong market positions, diverse product portfolios, innovative chemistries, and difficult to replicate manufacturing footprint. We see substantial opportunity for Huntsman to improve profitability and become a best-in-class differentiated chemicals company. Unfortunately, the Company's historical operating performance has dramatically understated the intrinsic value of the Company's assets.

STOCKHOLDERS HAVE SUFFERED FROM LONG-TERM STOCK PRICE UNDERPERFORMANCE

Relative Stock Price Performance Since Huntsman's IPO[(1)]


Huntsman vs. S&P 500
Huntsman vs. S&P Chemicals
Huntsman vs. Proxy Performance Peers
(298%)
(310%)
(575%)

Source: CapitalIQ.(1) Returns are adjusted for dividends and measured from end-of-day February 11, 2005 through end-of-day January 14, 2022. (2) Peer group includes all peers listed under "2020 Performance Peers" on page 54 of the Company's 2021 Proxy filing with the exception of Covestro, Dow, and Kraton, because all three companies were not publicly-traded for the full measurement period.

6165976-2

THE COMPANY HAS FAILED TO DELIVER ON ITS FINANCIAL COMMITMENTS OVER THREE CONSECUTIVE INVESTOR DAYS



Summary of Failed Investor Day Promises
($ in billions)
2014 Investor Day Target
44% MISS
$2.0
$1.1
Investor Day Adj. EBITDA Target
2016 Actual Adj. EBITDA
2016 Investor Day Target(1)
11% MISS
$1.3
$1.1
Investor Day(2) Adj. EBITDA Target
2017 Actual(3) Core Adj. EBITDA
2018 Investor Day Target
30% MISS
$1.3
$0.9
Investor Day(4) Adj. EBITDA Target
2020 (5) Consensus Adj. EBITDA

Source: Public company filings, transcripts and presentations, Bloomberg, Wall Street consensus estimates. (1) Excludes the Company's Pigments reporting segment (i.e. TiO2), which was accounted for under discontinued operations beginning in Q3 2017, shortly before being spun-off in August 2017. (2) Huntsman sold its European differentiated surfactants business to Innospec on December 30, 2016. The business contributed $28 million of EBITDA in 2016 per the Company's Q4 2017 8-K filing, which is calculated as the difference between Adjusted EBITDA and pro forma Adjusted EBITDA as disclosed on page 6 of the filing. As a result, because the Company's $1,300 million Adjusted EBITDA target had been set before the divestiture of the European differentiated surfactants business, we reduce the target by $28 million in order to make an apples-to-apples comparison. (3) Excludes $125 million non-recurring commodity price spike per page 4 of the Company's Q4 2017 investor presentation. (4) 2020 target calculated by taking 2017 Adjusted EBITDA, pro forma for the sale of Chemical Intermediates and adjusted for the impact of one-time events as disclosed on pg. 18 of the Company's 2018 Investor Day Presentation, and applying a 10% growth rate over three years, consistent with management targets in the Company's 2018 Investor Day presentation. (5) Consensus 2020 Adjusted EBITDA estimate as of December 31, 2019. We use consensus estimate for Adjusted EBITDA to illustrate that even prior to the 2020 global pandemic, Huntsman was expected to miss its 2018 Investor Day target by a wide deficit.

DESPITE A LITANY OF MISSED PROMISES, THE BOARD HAS INEXPLICABLY CHOSEN TO GENEROUSLY COMPENSATE MANAGEMENT AND REWARD THEM FOR FAILED PERFORMANCE



Source: ISS Proxy Analysis & Benchmark Policy Voting Recommendations Report (2017 – 2021).

HUNTSMAN NEEDS STRONG INDEPENDENT BOARD MEMBERS WHO WILL DEMAND IMPROVED PERFORMANCE AND HELP MAXIMIZE STOCKHOLDER VALUE

Today, Starboard filed its definitive proxy materials with the Securities and Exchange Commission seeking the election of four (4) highly-qualified independent directors to the Board at the upcoming 2022 Annual Meeting – **James L. Gallogly**, **Sandra Beach Lin**, **Susan C. Schnabel**, and **Jeffrey C. Smith**. As demonstrated by their biographies below, our nominees have backgrounds spanning operations, finance, private equity, restructuring, strategic transformation and public company governance. As a group, they have substantial and highly successful experience in the chemical, energy and broader industrial industries. Collectively, they have decades of experience as CEOs, senior executives, chairmen and directors of well-performing chemical and industrial companies.

Our goal is to create value for the benefit of all stockholders. We believe a critical step towards achieving this objective is to improve the Board with directors who have exceptionally relevant skill sets and who will provide renewed accountability, as well as a singular focus on the best interests of common stockholders.

4

Overview of Starboard Nominees



James L. Gallogly
Seasoned chemicals industry executive who previously served as Chief Executive Officer at LyondellBasell

- Previously served as CEO and Chairman of the Management Board at LyondellBasell.
- Prior to LyondellBasell, served as EVP of multiple business units at ConocoPhillips.
- Has also served as a director of Continental Resources DuPont



Sandra Beach Lin
Seasoned chemicals industry executive who previously served as Executive Vice President at Celanese

- Previously served as President and CEO of Calisolar, a leader in the production of solar silicon.
- Prior to Calisolar, served as EVP of Celanese's Advanced Engineered Materials business.
- Currently serves as a director of Avient, Trinseo, and American Electric Power.



Susan C. Schnabel
Seasoned finance executive currently serving as Co-Managing Partner of aPriori Capital Partners.

- Co-Managing Partner of aPriori Capital Partners, a middle-market private equity fund.
- Previously served as Co-Head of DLJ Merchant Banking, and prior to that, as CFO of PetSmart.
- Currently serves as a director of Altice USA, and as Chair of the Audit Committee of Kayne Anderson BDC.



Jeffrey C. Smith
Seasoned finance executive currently serving as Chief Executive Officer of Starboard Value LP.

- Managing Member, Chief Executive Officer, and Chief Investment Officer of Starboard Value.
- Currently serves as Chair of Papa John's, and as a director of Cyxtera Technologies.
- Previously served as Chair of Advance Auto Parts, Darden, and Phoenix, and as a director of other public companies.

WE NEED YOUR HELP TO ELECT OUR INDEPENDENT AND HIGHLY EXPERIENCED NOMINEES WHO ARE COMMITTED TO HOLDING MANAGEMENT ACCOUNTABLE

Please VOTE the BLUE CARD

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

6165976-2